April 25, 2012

VIA EDGAR AND HAND DELIVERY Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4631 Attention: Rufus Decker
Re:	ArcelorMittal
Form 20-F for the Year ended December 31, 2011
Filed February 22, 2012
Form 20-F/A for the Year ended December 31, 2011
Filed March 6, 2012
File No. 333-146371

Dear Mr. Decker:

ArcelorMittal (“ArcelorMittal”) sent a response letter dated April 25, 2012 to a staff comment letter dated April 11, 2012 relating to the above-referenced Form 20-F and Form 20-F/A.

Further to such response letter, ArcelorMittal acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	ArcelorMittal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions to John D. Brinitzer (+33-1-4074-6924) or to Monica Kays (+33-1-4074-6983) at our counsel Cleary Gottlieb Steen & Hamilton LLP.

Sincerely,

/s/ Henk Scheffer
Henk Scheffer
Company Secretary

/s/ Genuino Christino
Genuino Christino
Vice President, Group Accounting
Performance Management

 cc:     John D. Brinitzer, Esq.
           Monica Kays, Esq.
           (Cleary Gottlieb Steen & Hamilton LLP)